FORM 12b-25


                                               Commission File Number:
                                                         CUSIP Number: 639515AB1
                                                                       639515402

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


(Check One)  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR


For Period Ended: ___________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended:  ___________________________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to Which the notification relates:



PART 1-REGISTRANT INFORMATION

         Nebco Evans Holding Company
         545 Steamboat Road
         Greenwich, CT 06830

PART II-Rules 12b-25(b) AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
      |X| the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

On February 1, 2000, Nebco Evans Holding Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in Wilmington, Delaware.

On January 31, 2000 and February 1, 2000, AmeriServe Food Distribution, Inc. and 13 of its affiliates, respectively, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in Wilmington, Delaware.

As a result of the significant number of data requests associated with the filings and attrition of employees, including those in AmeriServe's finance departments, demands on AmeriServe's personnel responsible for the preparation of data that constitutes substantially all of Nebco Evans Holding Company's Form 10-K preclude filing on the prescribed due date of March 24, 2000 without unreasonable effort and expense.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  KEVIN J. ROGAN                     (972) 364-2014

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the net loss reported for the fiscal year ended December 25, 1999 will significantly exceed the net loss for the corresponding period for the previous fiscal year. The increase is expected to be due primarily to charges for impairment of long-lived intangible assets arising from the 1998 acquisition of ProSource, Inc. A significant portion of the impairment is due to AmeriServe's decision in the fourth quarter of 1999, as previously disclosed, to discontinue service to the majority of customers served by ProSource's casual dining distribution network. Because of the complexities of issues related to impairment of goodwill and other intangible assets, AmeriServe has not yet completed the process of quantifying the impairment charges.

     Other factors adversely affecting comparisons of fiscal 1999 to fiscal 1998, as disclosed in quarterly reports on Form 10-Q filed in 1999, include higher operating expenses as a consequence of the increased level of activity to consolidate and integrate acquisitions, as well as an increase in interest expense due to higher borrowings.

                           NEBCO EVANS HOLDING COMPANY

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 24, 2000

By:      /s/ A. PETTER OSTBERG
         ------------------------
         A. Petter Ostberg
         Vice President